SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

WVS FINANCIAL CORP.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE

(Title of Class of Securities)

929358 10 9

(CUSIP Number)

David J. Bursic

WVS Financial Corp.

9001 Perry Highway

Pittsburgh, Pennsylvania 15237

(412) 364-1911

(Name, Address, Telephone Number of Persons Authorized to Receive Notices and Communications)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Page 1 of 6 Pages

CUSIP No. 929358 10 9	13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS David J. Bursic
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 118,727
	8	SHARED VOTING POWER 93,552
	9	SOLE DISPOSITIVE POWER 118,727
	10	SHARED DISPOSITIVE POWER 93,552

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,279
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 929358 10 9	13D/A	Page 3 of 6 Pages

Item 1. Security and Issuer

The securities as to which this Schedule 13D/A relates are shares of common stock, $.01 par value per share, of WVS Financial Corp. (the “Issuer”). The address of the Issuer’s principal executive office is 9001 Perry Highway, Pittsburgh, Pennsylvania 15237.

Item 2. Identity and Background

(a) David J. Bursic (“Reporting Person”).

(b) The Reporting Person’s business address is the Issuer’s principal executive office, 9001 Perry Highway, Pittsburgh, Pennsylvania 15237.

(c) The Reporting Person is a director, vice chairman, and the President and Chief Executive Officer of the Issuer.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person, as an employee of the Issuer, acquired 3,491 shares of common stock allocated to his account in the Issuer’s Employee Stock Ownership Plan (“ESOP”) as of December 31, 2020. All prior acquisitions of common stock were made with personal funds or allocations under the Issuer’s benefit plans.

Item 4. Purpose of Transaction

The Reporting Person is presently a director, vice chairman, and the President and Chief Executive Officer of the Issuer. The Reporting Person intends to continue to participate in the management and operations of the Issuer. The Reporting Person believes that the shares of common stock are an attractive investment and acquired the shares of common stock for investment purposes and not for the purpose of influencing the management of the Issuer or exercising control.

CUSIP No. 929358 10 9	13D/A	Page 4 of 6 Pages

The Reporting Person currently has no plans or proposals (excluding action which may be taken or proposed to be taken by the Issuer’s board of directors of which the Reporting Person is a member) which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) Mr. Bursic beneficially owns 212,279 shares of common stock of the Issuer, or 11.3% of the shares of common stock currently outstanding.

(b) The Reporting Person has sole voting and dispositive power with respect to 118,727 shares of common stock as follows: 41,646 shares held directly by Mr. Bursic; 11,798 shares held in an Individual Retirement Account for Mr. Bursic’s account; 63,552 shares allocated to Mr. Bursic’s account in the ESOP; and 1,731 shares held for Mr. Bursic’s account in the Issuer’s Deferred Compensation Plan. Mr. Bursic may direct the trustee of the ESOP and the Deferred Compensation Plan as to the voting and disposition of the shares held in such plans.

The Reporting Person may be deemed to have shared voting and dispositive power with respect to 93,552 shares of common stock as follows: 83,614 shares held jointly with Mr. Bursic’s wife; 9,738 shares held directly by Mr. Bursic’s wife; and 200 shares held by Mr. Bursic’s children.

(c) The Reporting Person had no transactions in the Issuer’s securities during the last 60 days.

(d) Not Applicable.

(e) Not Applicable.

CUSIP No. 929358 10 9	13D/A	Page 5 of 6 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, other than agreements evidencing outstanding stock options and restricted stock awards. The Reporting Person is a director of the Issuer and has in the past and intends in the future to exercise his vote and to serve the Issuer as a director in an independent manner, and to vote his shares of Common Stock individually and not pursuant to any understanding, arrangement or agreement with any other persons.

Item 7. Material to be Filed as Exhibits

Not applicable.

CUSIP No. 929358 10 9	13D/A	Page 6 of 6 Pages

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

/s/David J. Bursic
David J. Bursic

Date: August 13, 2021